FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an extension of tender offer for Empire State Building Associates, LLC, 250 West 57th Street Associates, LLC, and 60 East 42nd Street Associates, LLC.

Moraga, Calif. (Market Wire)—December 28, 2012—Affiliates of MacKenzie Capital Management, LP (the “Purchasers”) have extended the expiration date with respect to their tender offer for units of Participation interests (the “Units”) in Empire State Building Associates, LLC, 250 West 57th Street Associates, LLC, and 60 East 42nd Street Associates, LLC (the “Companies”), pursuant to a letter to be mailed to unitholders as soon as practicable after the date of this release.  The expiration date has been extended through February 8, 2013.

As of the date hereof, no Units have been tendered by Unitholders because the Offer has not yet been mailed.  No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Unitholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x.1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556